

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-273353,
333-273353-01

SUBJECT TO COMPLETION. DATED OCTOBER 21, 2025

PRICING SUPPLEMENT TO THE PROSPECTUS DATED JULY 20, 2023

NOMURA

US$
Nomura America Finance, LLC
Senior Global Medium-Term Notes, Series A
Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Floating Rate Notes due November 17, 2030

- Nomura America Finance, LLC is offering the floating rate notes due November 17, 2030 (the "notes") described below. The notes are unsecured securities. All payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.
- The notes will bear interest at a rate per annum equal to Compounded Daily SOFR (as defined below) plus a Spread of 0.95%, from and including November 17, 2025, payable annually in arrears on November 17 of each year, with the first interest payment to be made on November 17, 2026. The interest rate for any Interest Period will not be less than zero.
- **The notes are not ordinary debt securities, and you should carefully consider whether the notes are suited to your particular circumstances.**

Issuer:	Nomura America Finance, LLC ("we" or "us")
Guarantor:	Nomura Holdings, Inc. ("Nomura")
Principal Amount:	US$[ ] (the principal amount of the notes may be increased if we, in our sole discretion, decide to sell an additional amount of the notes on a date subsequent to the trade date)
Interest Rate:	The notes will bear interest from and including November 17, 2025 at a floating rate, payable annually in arrears on November 17 of each year, with the first interest payment to be made on November 17, 2026, subject to adjustments as described in the next paragraph; provided that the interest rate for any Interest Period will not be less than zero. The interest rate on the notes for each Interest Period (as defined in "The Secured Overnight Financing Rate") will be a per annum rate equal to Compounded Daily SOFR plus the Spread, determined as described below.
Base Rate:	The Secured Overnight Financing Rate ("SOFR"), as described beginning on page PS-3.
Spread:	0.95% *per annum*
Interest Payments:	On any Interest Payment Date, for each $1,000 principal amount of the notes, an amount in cash equal to the product of (i) the $1,000 principal amount, (ii) the base rate for the applicable Interest Period *plus* the Spread and (iii) the day count convention fraction (as calculated by applying the actual/360 day count convention), subject to the minimum rate of interest.

Investing in the notes involves certain risks, including our and Nomura's credit risk. You should carefully consider the risk factors under "Additional Risk Factors Specific to Your Notes" beginning on page PS-9 of this pricing supplement, under "Risk Factors" beginning on page 6 in the accompanying prospectus, and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified above.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Price to Public	Agent's Commission	Proceeds to Issuer
Per Note	100.00%	0.00%	100.00%
Total	$	$0	$

Nomura Securities International, Inc., acting as the distribution agent, will purchase the notes from us at the price to the public. Neither the Issuer or any of its affiliates will pay any agent's commission or underwriting discount. The price to public, agent's commission and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the original issue date, at a price to public, agent's commission and proceeds to issuer that differ from the amounts set forth above, but the agent's commission will not exceed the amount set forth above and the proceeds to issuer will not be less than the amount set forth above.

We will use this pricing supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use this pricing supplement in market-making transactions in the notes after their initial sale. ***Unless we inform or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.***

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Nomura

November , 2025

(cover continued on next page)

Interest Payment Dates:	Annually on November 17 of each year, commencing on November 17, 2026 and ending on the maturity date.
Minimum Rate of Interest:	0% per Interest Period.
Trade Date:	October 21, 2025
Original Issue Date:	November 17, 2025
Maturity Date:	November 17, 2030
Business Day:	Any day (other than a Saturday or Sunday) on which banks located in London, Paris and the City of New York are open for general business (including settling payments and dealings in foreign exchange and foreign currency deposits).
Business Day Convention:	Modified following. If any scheduled Interest Payment Date, other than the Maturity Date, falls on a day that is not a Business Day, such date will be postponed to the following Business Day, except that, if that Business Day would fall in the next calendar month, the Interest Payment Date will be the immediately preceding Business Day. If the scheduled final Interest Payment Date (i.e., the Maturity Date) falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, but the final Interest Payment Date will not be postponed and interest on that payment will not accrue during the period from and after the scheduled final Interest Payment Date.
Day Count Convention:	Actual/360
Regular Record Date:	The fifth business day preceding the related Interest Payment Date
Denominations:	$1,000 and integral multiples thereof
Defeasance:	Not applicable
Program:	Senior Global Medium-Term Notes, Series A
CUSIP No.:	65541KNM2
ISIN No.:	US65541KNM26
Currency:	U.S. dollars
Calculation Agent:	Nomura Securities International, Inc.
Trustee, Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas
Clearance and Settlement:	DTC (including through its indirect participants Euroclear and Clearstream, as described under "*Legal Ownership and Book-Entry Issuance*" in the accompanying prospectus)
Minimum Initial Investment Amount:	$10,000
Listing:	Application has been made to list the notes on the New York Stock Exchange under the symbol "[ ]", subject to official notice of issuance. We will have no obligation to maintain the listing of the notes, and we may delist the notes at any time.
Distribution Agent:	Nomura Securities International, Inc.

The trade date and the other dates set forth above are subject to change and will be set forth in the final pricing supplement relating to the notes.

ADDITIONAL INFORMATION

You should read this pricing supplement together with the prospectus, dated July 20, 2023 (the "prospectus"), relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. **In the event of any conflict between the terms of this pricing supplement and the terms of the prospectus, the terms of this pricing supplement will control.**

This pricing supplement, together with the prospectus, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the accompanying prospectus, and under "*Additional Risk Factors Specific to Your Notes*" beginning on page PS-9 of this pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

You may access the prospectus on the SEC website at www.sec.gov as follows:

- Prospectus dated July 20, 2023:

  https://www.sec.gov/Archives/edgar/data/1383951/000110465923082805/tm2320650-3_424b3.htm

THE SECURED OVERNIGHT FINANCING RATE

The Secured Overnight Financing Rate is published by the Federal Reserve Bank of New York (the "SOFR Administrator") and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities.

The Federal Reserve Bank of New York notes on its publication page for the Secured Overnight Financing Rate that use of the Secured Overnight Financing Rate is subject to important limitations, indemnification obligations and disclaimers, including that the Federal Reserve Bank of New York may alter the methods of calculation, publication schedule, rate revision practices or availability of the Secured Overnight Financing Rate at any time without notice.

Compounded Daily SOFR

The term "Compounded Daily SOFR" means, in respect of each Interest Period, the rate of return on a daily compounded interest investment and will be determined by the Calculation Agent on the relevant Interest Determination Date in accordance with the following formula:

$$\left[\prod_{i=1}^{d_0} \left(1 + \frac{SOFR_{i-yUSBD} \; x \; n_i}{360}\right) - 1 \right] x \; \frac{360}{d}$$

with the resulting percentage being rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with 0.000005 per cent. being rounded upwards (e.g., 9.876541 per cent. (or 0.09876541) being rounded down to 9.87654 per cent. (or 0.0987654) and 9.876545 per cent. (or 0.09876545) being rounded up to 9.87655 per cent. (or 0.0987655)) and where:

"d_0", for any Interest Period, means the number of U.S. Government Securities Business Days in the relevant Interest Period;

"i" means a series of whole numbers from one to d_0, each representing the relevant U.S. Government Securities Business Day in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant Interest Period;

"$SOFR_{i-yUSBD}$", for any U.S. Government Securities Business Day "i" in the relevant Interest Period, is equal to SOFR in respect of the U.S. Government Securities Business Day that is "y" (two U.S. Government Securities Business Days) prior to that day "i";

"n_i", for any U.S. Government Securities Business Day "i" in the relevant Interest Period, is the number of calendar days from, and including, such U.S. Government Securities Business Day "i" to, but excluding, the following U.S. Government Securities Business Day ("$i+1$"); and

"d" means the number of calendar days in the relevant Interest Period.

"Interest Determination Date" means the date that is two U.S. Government Securities Business Days before the related Interest Payment Date;

"Interest Period" means each period beginning from and including an Interest Payment Date (or, for the first Interest Period, the Original Issue Date) to but excluding the next Interest Payment Date (or, for the final Interest Period, the Maturity Date);

"SOFR" means, in respect of a U.S. Government Securities Business Day, the reference rate determined by the Calculation Agent in accordance with the following provision:

(i) the Secured Overnight Financing Rate published for such U.S. Government Securities Business Day at the SOFR Determination Time on the SOFR Administrator's Website; or

(ii) if the reference rate specified in (i) above does not appear, unless both a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below) have occurred, the Secured Overnight Financing Rate published on the SOFR Administrator's Website for the most recent preceding U.S. Government Securities Business Day for which the Secured Overnight Financing Rate was published on the SOFR Administrator's Website;

"SOFR Administrator's Website" means the website of the Federal Reserve Bank of New York, or any successor source;

"SOFR Determination Time" means 3:00 p.m. (New York City time) on the immediately following U.S. Government Securities Business Day; and

"U.S. Government Securities Business Day" means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Notwithstanding anything to the contrary in the documentation relating to the notes, if we or our designee determines on or prior to the relevant Reference Time (as defined below) that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to determining Compounded Daily SOFR or the then-current Benchmark (as defined below), then the benchmark replacement provisions set forth below under "—Benchmark Transition" will thereafter apply to all determinations of the rate of interest payable on the notes.

For the avoidance of doubt, in accordance with the benchmark replacement provisions, after a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the interest payable for each Interest Period on the notes will be an annual rate equal to the sum of the Benchmark Replacement (as defined below) and the applicable Spread.

The Calculation Agent's determination of Compounded Daily SOFR and its calculation of the applicable interest rate for each Interest Period will be conclusive and binding on us and the holders of the notes absent manifest error. Upon written request, the Calculation Agent will make available the interest rates for current (once determined) and preceding Interest Periods by delivery of such notice through such medium as is available to participants in DTC, Euroclear and Clearstream, or any successor thereof, and in accordance with such applicable rules and procedures as long as the notes are held in global form. We have the right to remove the Calculation Agent at any time, which removal will take effect on the date of the appointment by us of a successor Calculation Agent. The Calculation Agent may resign at any time by giving not less than sixty (60) days prior written notice thereof to us.

Benchmark Transition

Notwithstanding anything to the contrary in the documentation relating to the notes, if we or our designee determines on or prior to the relevant Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the then-current Benchmark, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the notes in respect of all determinations on such date and for all determinations on all subsequent dates.

In connection with the implementation of a Benchmark Replacement, we or our designee will have the right to make Benchmark Replacement Conforming Changes (as defined below) from time to time without the consent of the holders of the notes.

Any determination, decision or election that may be made by us or our designee pursuant to these Benchmark Transition provisions, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection (i) will be conclusive and binding on us, the Trustee, the paying agent, the Calculation Agent and any other agents and the holders of the notes absent manifest error, (ii) if made by us, will be made in our sole discretion, (iii) if made by our designee, will be made after consultation with us, and the designee will not make any such determination, decision or election to which we object and (iv) notwithstanding anything to the contrary in the documentation relating to the notes, shall become effective without consent from the holders of the notes or any other party.

Any determination, decision or election pursuant to these Benchmark Transition provisions not made by our designee will be made by us on the basis as described above. The designee shall have no liability for not making any such determination, decision or election. In addition, we may designate an entity (which may be our affiliate) to make any determination, decision or election that we have the right to make in connection with these Benchmark Transition provisions. Each holder of the notes agrees (i) that none of the Trustee, the Calculation Agent, the paying agent, the registrar, the authenticating agent, nor the transfer agent shall have any duty or liability in connection with the determination of any Benchmark Transition Event, Benchmark Replacement, Benchmark Replacement Conforming Changes, or any other related matter as provided in this section and (ii) to waive any and all claims arising out of such matters against such persons. Each holder of the notes agrees that none of the Trustee, the Calculation Agent, the paying agent, the registrar, the authenticating agent, nor the transfer agent shall be under any obligation to (i) monitor, determine or verify the unavailability or cessation of any Benchmark, or whether or when there has occurred, or to give notice to any other transaction party of the occurrence of, any Benchmark Transition Event or Benchmark Replacement Date, (ii) select, determine or designate any Benchmark Replacement, or other successor or replacement benchmark index, or whether any conditions to the designation of such a rate have been satisfied, or (iii) select, determine or designate any Benchmark Replacement Adjustment, or other modifier to any replacement or successor index, if any, in connection with any of the foregoing. Each holder of the notes agrees that none of the Trustee, the Calculation Agent, the paying agent, the registrar, the authenticating agent, nor the transfer agent shall be liable for any inability, failure or delay on its part to perform any of its duties as a result of the unavailability of any Benchmark and absence of a designated replacement Benchmark, including as a result of any inability, delay, error or inaccuracy on the part of any other transaction party in providing any required or contemplated direction, instruction, notice or information reasonably required for the performance of such duties.

We will promptly give written notice of the determination of the Benchmark Replacement, the Benchmark Replacement Adjustment and any Benchmark Replacement Conforming Changes to the Trustee, the paying agent, the Calculation Agent and the holders of the notes; *provided* that failure to give such notice will have no impact on the effectiveness of, or otherwise invalidate, any such determination.

The Calculation Agent is not required to determine any interest rate if such determination would require access to any reference rate to which it does not have access. In the event of any conflict or ambiguity relating to the prevailing interest rate on the notes, the Calculation Agent has the right to request written direction and/or clarification from us, refrain from acting unless and until such written direction and/or clarification is received by it and resolves such ambiguity to its satisfaction, and conclusively rely upon such direction without limitation. For any circumstances under the ISDA Definitions where the Calculation Agent would be required to exercise any discretion, including the selection of any reference banks and seeking quotations from reference banks, when calculating the relevant interest rate, the relevant determination(s) which require the Calculation Agent to exercise its discretion shall instead be made by us or our designee.

For purposes of these Benchmark Transition provisions:

"Benchmark" means, initially, Compounded Daily SOFR; provided that if we or our designee determines on or prior to the Reference Time that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded Daily SOFR (including any daily published component used in the calculation thereof) or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement;

"Benchmark Replacement" means the first alternative set forth in the order below that can be determined by us or our designee as of the Benchmark Replacement Date:

      (i)   the sum of:

            (a)   the alternate reference rate that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark (including any daily published component used in the calculation thereof) for the Corresponding Tenor; and

    (b)   the Benchmark Replacement Adjustment;

  (ii)   the sum of:

    (a)   the ISDA Fallback Rate; and

    (b)   the Benchmark Replacement Adjustment; or

  (iii)   the sum of:

    (a)   the alternate reference rate that has been selected by us or our designee as the replacement for the then-current Benchmark (including any daily published component used in the calculation thereof) for the applicable Corresponding Tenor giving due consideration to any industry-accepted reference rate as a replacement for the then-current Benchmark (including any daily published component used in the calculation thereof) for U.S. dollar-denominated floating rate notes at such time; and

    (b)   the Benchmark Replacement Adjustment;

"Benchmark Replacement Adjustment" means the first alternative set forth in the order below that can be determined by us or our designee as of the Benchmark Replacement Date:

  (i)   the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

  (ii)   if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, the ISDA Fallback Adjustment; or

  (iii)   the spread adjustment (which may be a positive or negative value or zero) that has been selected by us or our designee giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark (including any daily published component used in the calculation thereof) with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated floating rate notes at such time;

"Benchmark Replacement Conforming Changes" means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions or interpretations of "Interest Period," changes to the timing and frequency of determining rates and making payments of interest, rounding of amounts or tenors, and other administrative matters) we or our designee decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we or our designee decides that adoption of any portion of such market practice is not administratively feasible or if we or our designee determine that no market practice for use of the Benchmark Replacement exists, in such other manner as we or our designee determines is reasonably necessary);

"Benchmark Replacement Date" means the earliest to occur of the following events with respect to the then-current Benchmark (including any daily published component used in the calculation thereof):

  (i)   in the case of sub-paragraph (i) or (ii) of the definition of "Benchmark Transition Event", the later of:

    (a)   the date of the public statement or publication of information referenced therein; and

(b)   the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or (ii) in the case of sub-paragraph (iii) of the definition of "Benchmark Transition Event", the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark (including any daily published component used in the calculation thereof):

(i)   a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component);

(ii)   a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(iii)   a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative;

"Corresponding Tenor" with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark;

"designee" means a designee as selected and separately appointed by us in writing;

"ISDA Definitions" means the 2021 ISDA Interest Rate Derivatives Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time;

"ISDA Fallback Adjustment" means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor;

"ISDA Fallback Rate" means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark (including any daily published component used in the calculation thereof) for the applicable tenor excluding the applicable ISDA Fallback Adjustment;

"Reference Time" with respect to any determination of the Benchmark means (1) if the Benchmark is Compounded Daily SOFR, the SOFR Determination Time, or (2) if the Benchmark is not Compounded Daily SOFR, the time determined by us or our designee after giving effect to the Benchmark Replacement Conforming Changes;

"Relevant Governmental Body" means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/ or the Federal Reserve Bank of New York or any successor thereto; and "Unadjusted Benchmark Replacement" means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under "Risk Factors" in the accompanying prospectus. You should carefully consider whether the notes are suited to your particular circumstances. The notes are not secured debt.

Please note that in this section entitled "Additional Risk Factors Specific to Your Notes," references to "holders" mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the notes should read the section entitled "Legal Ownership and Book-Entry Issuance" in the accompanying prospectus.

We urge you to read all of the following information about some of the risks associated with the notes, together with the other information in this pricing supplement before investing in the notes.

You Are Subject to Nomura's Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market's Perception of Nomura's Creditworthiness

By purchasing the notes, you are making, in part, a decision about Nomura's ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura's creditworthiness. In addition, the market's perception of Nomura's creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura's Guarantee of the Notes Is Subordinated to the Liabilities of Nomura's Other Subsidiaries

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura's receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura's subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura's rights and the rights of Nomura's creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura's subsidiaries are subject to various laws and regulations that may restrict Nomura's ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura's subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura's main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura's ability to access funds needed to make payments on Nomura's obligations.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

In addition to our and Nomura's creditworthiness, a number of other economic and market factors will influence the value of the notes. The following factors, which are beyond our control, may influence the market value of your notes:

- supply and demand for the notes, including inventory positions with Nomura Securities International, Inc. or any other market-maker;
- the time to maturity of the notes;
- interest and yield rates in the market generally and expectations about future interest and yield rates; and
- economic, financial, political, regulatory or judicial events that affect the debt markets generally.

Each of these factors may influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

There Are Potential Conflicts of Interest between You and the Calculation Agent

The calculation agent will, among other things, determine the applicable SOFR rates for each Interest Period and the amount of any interest payment with respect to each Interest Period. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. The calculation agent will exercise its judgment when performing its functions and may take into consideration our or our affiliates' ability to unwind any related hedges. Since this determination by the calculation agent will affect payments on the securities, the calculation agent may have a conflict of interest if it needs to make any such determination.

There are no prior markets for the Notes and if markets develop, they may not be liquid.

Although we intend to apply to list the notes on the NYSE, there can be no assurance that any liquid markets for the notes will ever develop or be maintained. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity and the notes may not trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

The future performance of SOFR cannot be predicted based on historical performance.

The future performance of SOFR cannot be predicted based on the limited historical performance. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical data have been released by the FRBNY, such historical indicative data inherently involves assumptions, estimates and approximations. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR may be inferred from any of the historical actual or historical indicative data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR. There can be no assurance that SOFR or Compounded Daily SOFR will be positive.

SOFR may be more volatile than other benchmark or market rates.

Since the initial publication of SOFR in April 2018, daily changes in the rate have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as formerly published three-month U.S. dollar LIBOR, during corresponding periods, and SOFR may bear little or no relation to the historical actual or historical indicative data. In addition, although changes in Compounded Daily SOFR generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the notes may fluctuate more than floating rate securities that are linked to less volatile rates.

The interest rate on the Notes is based on a compounded SOFR rate.

For each Interest Period, the interest rate on the notes is based on Compounded Daily SOFR, which is calculated using the specific formula described under "*The Secured Overnight Financing Rate—Compounded Daily SOFR*," not the SOFR rate published on or in respect of a particular date during such Interest Period or an arithmetic average of SOFR rates during such period. For this and other reasons, the interest rate on the notes during any Interest Period will not be the same as the interest rate on other SOFR-linked investments that use an alternative basis to determine the applicable interest rate. Further, if the SOFR rate in respect of a particular date during an Interest Period is negative, its contribution to Compounded Daily SOFR will be less than one, resulting in a reduction to Compounded Daily SOFR used to calculate the interest payable on the notes on the Interest Payment Date for such Interest Period.

In addition, the method for calculating an interest rate based upon SOFR in other transactions varies. Accordingly, the specific formula for the Compounded Daily SOFR rate used in the notes may not be the same as that adopted by other market participants. If the market widely adopts a different calculation method, that would likely adversely affect the market value of the notes. We may in the future also issue notes referencing SOFR that differ in terms of interest determination from the notes.

Compounded Daily SOFR with respect to a particular Interest Period will only be capable of being determined near the end of the relevant Interest Period.

The level of Compounded Daily SOFR applicable to a particular Interest Period and, therefore, the amount of interest payable with respect to such Interest Period will be determined on the Interest Determination Date (as defined in "*The Secured Overnight Financing Rate—Compounded Daily SOFR*") for such Interest Period. Because each such date is near the end of such Interest Period, you will not know the amount of interest payable with respect to a particular Interest Period until shortly prior to the relevant Interest Payment Date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such Interest Payment Date. In addition, some investors may be unwilling or unable to trade the notes without changes to their information technology systems, both of which could adversely impact the liquidity and trading price of the notes.

SOFR may be modified and the Notes may bear interest by reference to a rate other than Compounded Daily SOFR, which could adversely affect the value of the Notes.

The FRBNY (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction of the amount of interest payable on the notes, which may adversely affect the trading prices of the notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice (in which case a fallback method of determining the interest rate on the notes as further described under "*The Secured Overnight Financing Rate—Benchmark Transition*" will apply) and has no obligation to consider the interests of holders of the notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR.

If we or our designee determine that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of SOFR, then the interest rate on the notes will no longer be determined by reference to SOFR, but instead will be determined by reference to a different rate, which will be a different benchmark than SOFR, plus a spread adjustment, which we refer to as a "Benchmark Replacement," as further described under "*The Secured Overnight Financing Rate—Benchmark Transition*."

If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (i) the Relevant Governmental Body (such as the ARRC), (ii) the International Swaps and Derivatives Association, Inc. ("ISDA") or (iii) in certain circumstances, we or our designee. In addition, the terms of the notes expressly authorize us or our designee to make Benchmark Replacement Conforming Changes with respect to, among other things, changes to the definition of "Interest Period," the timing and frequency of determining rates and making payments of interest and other administrative matters. The determination of a Benchmark Replacement, the calculation of the interest rate on the notes by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the notes in connection with a Benchmark Transition Event, could adversely affect the value of the notes, the return on the notes and the price at which you can sell the notes.

Any determination, decision or election described above will be made in the sole discretion of us or our designee. Any exercise of such discretion by us may present us with a conflict of interest. In addition, if we appoint an affiliate as our designee, any exercise of such discretion may present us or such affiliate with a conflict of interest. Any of these determinations, decisions or elections may adversely affect the value of the notes, the return on the notes and the price at which you can sell the notes. Moreover, certain of these determinations, decisions or elections may require the exercise of discretion and the making of subjective judgments, such as with respect to the occurrence or non-occurrence of a Benchmark Transition Event and any Benchmark Replacement Conforming Changes, which may also adversely affect the value of the notes, the return on the notes and the price at which you can sell the notes.

In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of SOFR, the Benchmark Replacement may not be the economic equivalent of SOFR, there can be no assurance that the Benchmark Replacement will perform in the same way as SOFR would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for SOFR (each of which means that a Benchmark Transition Event could adversely affect the value of the notes, the return on the notes and the price at which you can sell the notes), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the notes, (iii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement cannot be predicted based on historical performance, (iv) the secondary trading market for notes linked to the Benchmark Replacement may be limited and (v) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement, and has no obligation to consider your interests in doing so.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

See the section "*U.S. Federal Income Tax Considerations*" in the accompanying prospectus, subject to the limitations and exceptions set forth therein, for a discussion summarizing certain U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. For purposes of that discussion, the notes should be treated as indebtedness that qualify as VRDIs.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

CERTAIN CONSIDERATIONS FOR ERISA AND OTHER U.S. EMPLOYEE BENEFIT PLANS

The U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code prohibit certain transactions ("prohibited transactions") involving the assets of an "employee benefit plan" as defined in Section 3(3) of ERISA that is subject to the fiduciary responsibility provisions of ERISA or a "plan" as defined in and subject to Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) or an entity or account deemed to hold plan assets of the foregoing (each, a "Plan") and certain persons who are "parties in interest" (within the meaning of ERISA) or "disqualified persons" (within the meaning of the Code) with respect to the Plan. A violation of these "prohibited transaction" rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for such persons or the fiduciaries of such Plan. In addition, Title I of ERISA requires fiduciaries of a Plan subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA) are not subject to the fiduciary and prohibited transaction provisions of ERISA or Section 4975 of the Code. However, such plans may be subject to similar restrictions under a law that is substantially similar to Title I of ERISA or Section 4975 of the Code ("Similar Law"). Unless otherwise indicated in the applicable pricing supplement and subject to the considerations discussed herein, the notes may be acquired with the assets of Plans and plans subject to Similar Law. Each of Nomura and certain of its affiliates may be considered a "party in interest" or a "disqualified person" with respect to many Plans, and, accordingly, the acquisition, holding or disposition of the notes by or on behalf of a Plan could give rise to a prohibited transaction. Certain exemptions from the prohibited transaction rules could be applicable to the acquisition and holding of notes by a Plan depending on the type and circumstances of the Plan fiduciary making the decision to acquire such notes and the relationship of the party in interest or disqualified person to the Plan. Included among the exemptions are: prohibited transaction class exemption, or "PTCE" 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for certain transactions between a Plan and persons who are parties in interest or disqualified persons solely by reason of providing services to the Plan or being affiliated with such service providers, provided that neither such service provider nor any of its subsidiaries or affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than "adequate consideration" in connection with the transaction. There can be no assurance that any of these, or any other exemption, will be available with respect to any particular transaction involving the notes, and prospective purchasers that are Plans should consult with their legal advisors regarding the applicability of any such exemption. By acquiring the notes, each purchaser and transferee (and its fiduciary, as applicable), will be deemed to represent and warrant that either (i) it is not and is not acquiring and will not hold the notes with the assets of a Plan or a governmental plan or (ii) (a) the Plan will receive no less and pay no more than "adequate consideration" (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or Section 4975 of the Code (or, with respect to a governmental plan, will not result in a violation of Similar Law), and (c) neither Nomura nor any of its affiliates is a "fiduciary" (within the meaning of Section 3(21) of ERISA) (or, with respect to a governmental plan, under any Similar Law) with respect to the purchaser or holder in connection with such person's acquisition, disposition or holding of the notes, or as a result of any exercise by Nomura or any of its affiliates of any rights in connection with the notes, and no advice provided by Nomura or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes. If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan) or any other Plan, and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We will agree to sell to Nomura Securities International, Inc. (the "distribution agent"), and the distribution agent will agree to purchase from us, the aggregate principal amount of the notes specified on the front cover of the final pricing supplement. The distribution agent will agree to purchase the notes from us at a price of 100% of the principal amount. Neither the Issuer or any of its affiliates will pay any agent's commission or underwriting discount. The distribution agent will offer the notes to which this pricing supplement relates to the public at the price to public set forth on the front cover of the final pricing supplement. If all of the notes are not sold at the original issue price, the distribution agent may change the offering price and the other selling terms.

To the extent the distribution agent resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the notes as such term is defined in the Securities Act of 1933, as amended. If the distribution agent is unable to sell all the notes at the public offering price, the distribution agent proposes to offer the notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, the distribution agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement and possible market-making activities, see "*Plan of Distribution (Conflicts of Interest)*" in the accompanying prospectus.

We expect that delivery of the notes will be made against payment for the notes on or about the original issue date set forth on the inside cover page of this pricing supplement, which is more than one business day following the trade date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

The distribution agent is our affiliate and, as such, has a "conflict of interest" in this offering within the meaning of FINRA Rule 5121. The distribution agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The distribution agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The distribution agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.